Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

BankMobile Technologies, Inc.

West Reading, Pennsylvania

We hereby consent to the use in the proxy statement/prospectus constituting a part of this Registration Statement of our report dated September 21, 2020, relating to the financial statements of BankMobile Technologies, Inc., which is contained in that proxy statement/prospectus.

We also consent to the reference to us under the caption “Experts” in the proxy statement/prospectus.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

November 2, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.